Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Three months ended
March 31, 2018
Earnings:
Net income	$5,354
Add back:
Fixed charges	417
Distribution of income from investments in unconsolidated entities	201
Less:
Equity in earnings from unconsolidated entities	(550)
Total earnings (A)	$5,422

Fixed charges:
Interest expense	$416
Portion of rent expense representative of interest factor	1
Total fixed charges (B)	$417
Preferred dividends	3,595
Total Fixed Charges and Preferred Dividends (C)	$4,012

Ratio of earnings to fixed charges (A / B)	13.00
Insufficient coverage (A - B)	n/a

Ratio of earnings to fixed charges and preferred dividends (A / C)	1.35
Insufficient coverage (A - C)	n/a